October 21, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:                             Cnova N.V.

Registration Statement on Form F-1

Initially Submitted on June 4, 2014

Reg. No. 333-196521

Dear Ms. Kaufman:

On behalf of our client, Cnova N.V., a Dutch company (the “Company”), we submit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on June 4, 2014. Amendment No. 1 thereto was submitted to the Commission on July 14, 2014, Amendment No. 2 thereto was submitted to the Commission on August 7, 2014 (and resubmitted to the Commission on August 12, 2014, to correct a technical error), and Amendment No. 3 thereto was submitted to the Commission on October 6, 2014. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 20, 2014 (the “Comment Letter”).  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 4.

Selected Financial Information, page 57

1.                                      Reference is made to your disclosure of diluted pro forma earnings per share on page 58. Please remove the reference to pro forma or explain what this pro forma measure represents and why it is permitted under Article 11 of Regulation S-X.

Response:

The Company has revised the disclosure on page 57 of Amendment No. 4 to remove the reference to pro forma in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Overview, page 65

2.                                      Please explain why you have provided only partial financial information for the three months ended September 30, 2014. In addition, please expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the changes in GMV for the three months ended September 30, 2014. If known, please also disclose whether other significant income statement line items reflect a trend similar to GMV and if not, why. Finally, please note that if the financial statements for the most recently completed period are available or become available prior to the effective date of the registration statement, they must be included in the filing. Refer to Item 8.A.5 of Form 20-F.

Response:

The Company respectfully advises the Staff that pages F-65 through F-84 of Amendment No. 4 include the Company’s unaudited interim condensed consolidated financial statements and related notes for the nine months ended September 30, 2014, its most recently completed period. In addition, the Company has revised the disclosure on pages 64 and 65 of Amendment No. 4 to explain the factors it believes have contributed to the changes in GMV for the three months ended September 30, 2014, as well as a discussion of the factors that it believes have contributed to net sales for the same period.

Liquidity and Capital Resources, page 85

Cash Flows and Working Capital, page 85

3.                                      We note your disclosure of “days of sales” in each of the years presented in the last paragraph on page 85. Please revise to better convey what this measure represents. For example, if the measure represents days of sales in payables to suppliers, please state so.

Response:

The Company has revised the disclosure on pages 85 and 86 of Amendment No. 4 in response to the Staff’s comment, to clarify that the measure represents days of net sales.

Business, page 94

Our Markets, page 110

4.                                      Reference is made to your disclosure of pro forma net sales and pro forma GMV in the last paragraph on page 110, last paragraph on page 111 and first paragraph on page 113. Please explain to us in detail what these pro forma measures represent and why they are permitted under Article 11 of Regulation S-X.

Response:

The Company has revised the disclosure on pages 112, 113, 114 and 115 of Amendment No. 4 in response to the Staff’s comment. The Company clarifies that the prior references to pro forma net sales and pro forma GMV were not pro forma measures within the meaning of Article 11 of Regulation S-X. The Company respectfully advises the Staff that the measures have been adjusted to reflect the recent expansion of the Company’s operations outside of France and Brazil, as described in Amendment No. 4.  The Company has given this information because it is used as a performance measure by the Company’s management and board of directors to reflect the full scope of its operations. The Company has provided a reconciliation of adjusted net sales to net sales on page 112 of Amendment No. 4.

Audited Consolidated Financial Statements of Cnova N.V., page F-1

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013, page F-7

5.                                      We reviewed your response to comment six in our letter dated August 19, 2014. Please tell us why you believe it is more appropriate to reflect share-based payments, purchase of non-controlling interest shares and other movements as changes in retained earnings rather than as changes in additional-paid-in-capital.

Response:

The Company has revised the presentation of additional-paid-in-capital and retained earnings in the Consolidated Statements of Changes in Equity on page F-7 of Amendment No. 4 in response to the Staff’s comment.

Annex A-1 to Supplemental Response dated October 6, 2014 - Draft Legal Opinion

6.                                      We note your response to comment 13 in our letter dated August 19, 2014. We continue to believe the assumption contained in paragraph (c)(ii) on page 4 is inappropriate and unnecessary. Please remove such assumption. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response:

The Company advises the Staff that NautaDutilh N.V. (“NautaDutilh”), Dutch counsel to the Company, has removed the assumption regarding the Company’s Articles of Association from the form of its Exhibit 5.1 to the Registration Statement, as to the validity of the ordinary shares being issued (the “5.1 Opinion”), in response to the Staff’s comment. NautaDutilh has revised the draft form of 5.1 Opinion to assume that the information in the Extract is true and accurate as of the date thereof. Enclosed for the Staff’s consideration as Annex A-1 to this letter is a revised draft form of the 5.1 Opinion, and attached as Annex A-2 to this letter is a redline of the revised draft form of the 5.1 Opinion marked against the draft form of the 5.1 Opinion submitted as Annex A-1 to White & Case LLP’s letter to the Commission dated October 6, 2014.

7.                                      Please tell us why you believe that the second sentence of the second full paragraph on page 3 is appropriate. In this regard, we note your disclosure in the prospectus that judgments relating to the prospectus and offering may be rendered in United States courts based on civil liability.

Response:

The Company respectfully advises the Staff that NautaDutilh believes that the second sentence of the second full paragraph on page 3 of Opinion 5.1 is appropriate as it applies only to matters arising out of, or in connection with, the 5.1 Opinion and all matters related to the legal relationship between shareholders and NautaDutilh, and does not in any way prevent a plaintiff from seeking a judgment in United States courts against the Company relating to the prospectus or the offering. In addition, the Company kindly advises the Staff that the sentence is consistent with language accepted by the Staff in, among others, Exhibit 5.1 to the registration statement on Form F-1 filed by ProQR Therapeutics B.V. on September 17, 2014 (Reg. No. 333-198151); in Exhibit 5.1 to the registration statement on Form F-1 filed by Affimed Therapeutics B.V. on July 17, 2014 (Reg. No. 333-197097); in Exhibit 5.1 to the registration statement on Form F-1 filed by uniQure B.V. on January 31, 2014 (Reg. No. 333-193158); in Exhibit 5.1 to the registration statement on Form F-1 filed by AVG Technologies N.V. on January 31, 2012 (Reg. No. 333-178992); and in Exhibit 5.1 to the registration statement on Form F-1 filed by InterXion Holding N.V. on January 27, 2011 (Reg. No. 333-171662).

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Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP